

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3561

April 4, 2008

<u>Via U.S. Mail</u>
E. Todd Whittemore
Executive Vice President, Master Servicing
Aurora Loan Services LLC
First Franklin Mortgage Loan Trust 2006-FF12
745 Seventh Avenue, 7th Floor
New York, New York

Re: First Franklin Mortgage Loan Trust 2006-FF 12
Form 10-K for the fiscal year ended December 31, 2006
Filed March 30, 2007
File No. 333-133985-04

Dear Mr. Whittemore,

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Max A. Webb
Assistant Director

cc: Edward E. Gainor, Esq.
McKee Nelson
Fax: (202) 775-8586